Exhibit 12.1

GLOBALSANTAFE CORPORATION
STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)

	Year Ended December 31,
	2003	2002	2001
Fixed charges:
Interest expense, gross	$67.5	$57.1	$57.4
Portion of rentals representative of interest	26.6	25.2	39.0

Total fixed charges	$94.1	$82.3	$96.4

Earnings before fixed charges:
Income before income taxes	$145.7	$312.6	$322.4
Fixed charges	94.1	82.3	96.4
Capitalized interest	(34.9)	(20.5)	(1.1)
Amortization of capitalized interest	3.1	3.0	3.0

Total earnings before fixed charges	$208.0	$377.4	$420.7

Ratio of earnings to fixed charges:
Earnings before fixed charges	$208.0	$377.4	$420.7
Fixed charges	$94.1	$82.3	$96.4
Ratio of earnings to fixed charges	2.21	4.59	4.36